WAIVER

YA GLOBAL INVESTMENTS, L.P. (“Holder”) is executing this WAIVER (the “Waiver”) on December [__], 2008.

Reference is made to those certain convertible debentures (the “Applicable Debentures”) and warrants (the “Applicable Warrants” and together with the Applicable Debentures, the “Securities”) set forth on Exhibit A attached hereto which have been issued to the Holder by Isonics Corporation (the “Company”), a California corporation.

From time to time the Holder may convert principal and accrued interest outstanding under the Applicable Debentures into common stock of the Company and exercise the Applicable Warrants for shares of common stock of the Company.   Pursuant to the conversion limitation (the “Conversion Limitation”) of the Securities, the Holder cannot convert the Applicable Debentures or exercise the Applicable Warrants, and the Company cannot effect any conversions or exercises, to the extent that after giving effect to such conversion and/or exercise the Holder and its affiliates would own in excess of 4.99% of the outstanding common stock of the Company.  Pursuant to the Securities, the Conversion Limitation may be waived by the Holder by giving 65 days notice to the Company.

The Holder hereby waives the Conversion Limitation of the Securities, effective 65 days from the date hereof or sooner if such notice period is waived by the Company, pursuant to the application of the Conversion Limitation provisions set forth in Section 3(b)(i) of the Applicable Debentures and the first paragraph of each of the Applicable Warrants. All other terms of the Securities shall remain in full force and effect.

The Holder is hereby duly executing this Waiver as of day and year first above written.

YA GLOBAL INVESTMENTS, L.P. By: Yorkville Advisors, LLC Its: Investment Manager

By:	/s/ David Gonzalez
Name:	David Gonzalez
Title:	General Counsel & Managing Member

By signing below, the Company expressly waives any notice period that otherwise would be required pursuant to the Securities.  If not signed below, this waiver will take effect 65 days from the date and year first above written.

ISONICS CORPORATION

By:	/s/ John Sakys
Name:	John Sakys
Title:	Preisent

EXHIBIT A

APPLICABLE DEBENTURES

•
Secured Convertible Debenture (No. CCP-1) issued on May 31, 2006, by the Company in the amount of Ten Million Dollars ($10,000,000) to YA Global and on June 13, 2006, which was amended and restated as Secured Convertible Debenture (No. CCP-3) and further amended on June 13, 2008 by Amendment No. 1 thereto

•
Secured Convertible Debenture (No. CCP-2007-1) issued on April 11, 2007, by the Company in the amount of Two Million Dollars ($2,000,000) to YA Global and amended on June 13, 2008 by Amendment No. 1 thereto

APPLICABLE WARRANTS

•	Warrant to Purchase Common Stock (No. CCP2007-1-1) issued on April 10, 2007

•	Warrant to Purchase Common Stock (No. ISON-1-1) issued on June 13, 2008

•	Warrant to Purchase Common Stock (No. CCP-002) issued on May 31, 2006 and amended and restated on June 13, 2006

•	Warrant to Purchase Common Stock (No. CCP-003) issued on May 31, 2006 and amended and restated on June 13, 2006

•	Warrant to Purchase Common Stock (No. CCP-004) issued on May 31, 2006 and amended and restated on June 13, 2007